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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )*


                           Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                  20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                   Barrett R. Rochman, 1345 East Park Street,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 6, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9                                      PAGE 2 OF 7 PAGES
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          86,200
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             23,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          86,200
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          23,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      116,240
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------

(1) Mr. Rochman beneficially owns 86,200 shares directly. In addition to the 86,200 shares beneficially owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares. Mr.Rochman disclaims any beneficial interest in the 6,340 shares owned by Marilyn Rochman.

(2) The Boo Rochman Charitable Corporation owns 21,300 shares, and the Rochman Family Investment owns 2,400 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     INFORMATION ATTACHMENT TO SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 1345 East Park Street, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. The name, principal business and address of each corporation or organization in which Mr. Rochman's employment is conducted are as follows:

                  Rochman Rentals -1345 East Park Street, Carbondale, Illinois 62901 (rental property co.)
                  S.I. Inc. - 1345 East Park Street, Carbondale, Illinois 62901(tax purchasing co.)
                  S.I. Securities - 1345 East Park Street, Carbondale, Illinois 62901 (tax purchasing co.)
                  F.B. Trust - 1345 East Park, Carbondale Street, Illinois 62901 (acquisition co.)
                  S.I./P.I. - 1345 East Park, Carbondale Street, Illinois 62901 (tax purchasing co.)
                  Boo Noz Corp. - 1345 East Park Street, Carbondale, Illinois 62901 (acquisition co.)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

                  As indicated on Line 4 of the Cover Page of this Schedule 13D, Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Barrett's son, Boo Rochman, and funds from the Boo Rochman Charitable Corp. and Rochman Family Investment accounts, respectively, in making purchases of the Issuer's common stock. As of the date of this Schedule 13D, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman for himself or on behalf of the Boo Rochman Charitable Corp. or Rochman Family Investment is $1,029,437.50. This figure is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman multiplied by the price per share paid and does not include broker fees associated with Mr. Rochman's purchases. To date, Mr. Rochman has obtained personal loans in the amount of $500,000 from the First National Bank & Trust Company, Carbondale, Illinois, and has used approximately $530,000 of his personal funds, including funds obtained from broker margin accounts, in addition to funds from the Boo Rochman Charitable Corp. and Rochman Family Investment, for such purchases.

Item 4.  Purpose of Transaction

                  Although the shares of common stock of the Issuer identified in this Schedule 13D that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may, as set forth below, seek to influence control of the Issuer, as well as consider other measures to enhance shareholder value. Mr. Rochman presently intends to continue purchasing shares of common stock of the Issuer.

                  On January 11, 2000, Mr. Rochman met informally with Mr. Wayne Benson, President of the Issuer, to discuss the possibility of Mr. Rochman becoming a member of the board of directors of the Issuer. Mr. Rochman also discussed his thoughts on what direction the corporate strategy of the Issuer should take, including his desire to have the loan portfolios of the Issuer's subsidiaries be more similar to that of commercial banks rather than savings associations and to have the Issuer grow in asset size through start-up operations in other markets and/or acquisitions of other financial institutions. If Mr. Rochman is not invited to join the Issuer's board of directors or is not selected as management's nominee for election as a director at the Issuer's 2000 annual meeting (or at the next meeting of shareholders at which directors are elected), Mr. Rochman will consider the possibility of nominating up to three persons (including himself) for election as directors at the Issuer's 2000 annual meeting of shareholders and, further, will consider the possibility of soliciting proxies for use at the 2000 annual meeting in favor of his nominees. Mr. Rochman anticipates at this time that any proxy solicitation undertaken by him in connection with the Issuer's 2000 annual meeting of shareholders would be in opposition to any proxy solicitation by the board of directors of the Issuer with respect to the same meeting. Under the current structure of the Issuer's board of directors, in order for three directors to be elected at the 2000 annual meeting (or at the next meeting of shareholders at which directors are elected), the size of the Issuer's board of directors would have to be increased from eight to nine members.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Rochman beneficially owns 116,240 shares, or 5.3%, of the common stock of the Issuer. (The percentage of outstanding common stock is based on the outstanding shares of common stock of the Issuer as set forth in its Form 10-Q for the quarter ended September 30, 1999.)

         (b) Mr. Rochman has sole power to vote and dispose of 86,200 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Schedule 13D. In addition to the 86,200 shares, Marilyn Rochman beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 23,700 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Schedule 13D. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman

                  (ii)     Address: 1345 East Park Street, Carbondale, Illinois
                           62901

                  (iii)    Principal Occupation: Housewife

                  (iv) During the past (5) years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                  (v) During the past (5) years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (vi)     Citizenship:  United States of America.

         (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                            Date of            Number of       Price
Name                      Transaction      Shares Purchased  Per Share     Place/Manner of Transaction
----                      -----------      ----------------  ---------     ---------------------------
Barrett R. Rochman      November 30, 1999        2,000        $8-3/4      Open market purchase / Broker
Barrett R. Rochman      December 27, 1999          600        $9-3/16     Open market purchase / Broker
Barrett R. Rochman      January 3, 2000         10,000        $9-7/16     Open market purchase / Broker
Barrett R. Rochman      January 5, 2000          2,000        $9-5/16     Open market purchase / Broker
Barrett R. Rochman      January 5, 2000          2,300        $9-3/8      Open market purchase / Broker
Barrett R. Rochman      January 6, 2000          2,300        $9-1/14     Open market purchase / Broker
Barrett R. Rochman      January 6, 2000          2,000        $9-1/8      Open market purchase / Broker
Barrett R. Rochman      January 6, 2000          1,000        $9-1/16     Open market purchase / Broker
Barrett R. Rochman      January 6, 2000          1,000        $9.00       Open market purchase / Broker
Barrett R. Rochman      January 10, 2000         1,100        $9.00       Open market purchase / Broker

                  As indicated on the Cover Page of this Schedule 13D, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corporation and the Rochman Family Investment. Transactions involving the common stock of the

                  Issuer that have occurred in the past 60 days that involve the Boo Rochman Charitable Corporation and Rochman Family Investment are as follows:

                            Date of            Number of        Price
Name                      Transaction      Shares Purchased   Per Share    Place/Manner of Transaction
----                      -----------      ----------------   ---------    ---------------------------
Rochman Family          December 16, 1999         2,400        $9-1/8     Open market purchase / Broker
   Investment
Boo Rochman
   Charitable Corp.     December 6, 1999          2,000        $8-11/16   Open market purchase / Broker
Boo Rochman
   Charitable Corp.     December 7, 1999            500        $8-15/16   Open market purchase / Broker
Boo Rochman
   Charitable Corp.     December 8, 1999          1,100        $9-5/16    Open market purchase / Broker
Boo Rochman
   Charitable Corp.     December 21, 1999         8,700        $9-1/4     Open market purchase / Broker

                  As indicated on the Cover Page of this Schedule 13D, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mr. Rochman disclaims any beneficial interest in the 6,340 shares owned by Marilyn Rochman. Transactions involving the common stock of the Issuer that have occurred in the past 60 days that involve Mrs. Rochman are as follows:

                            Date of            Number of        Price
Name                      Transaction      Shares Purchased   Per Share    Place/Manner of Transaction
----                      -----------      ----------------   ---------    ---------------------------
Marilyn Rochman         November 22, 1999          500          $8-1/2     Open market purchase / Broker
Marilyn Rochman         December 22, 1999        2,000          $9-1/8     Open market purchase / Broker
Marilyn Rochman         December 30, 1999        3,000          $9-3/8     Open market purchase / Broker
Marilyn Rochman         January 4, 2000            400          $9-3/8     Open market purchase / Broker

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the banks and broker margin accounts identified in Item 3 of this Schedule 13D in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits

         Not applicable.

                                   SIGNATURE

After reasonable and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ Barrett R. Rochman
                                                 ---------------------------
                                                     Barrett R. Rochman

Dated: January 14, 2000